EXHIBIT 99.45

Letter to the Board of Directors of Taro Pharmaceutical Industries Ltd.

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

Strictly Confidential
October 18, 2011
To:
The Board of Directors
Taro Pharmaceutical Industries Ltd. (“Taro”)
Israel

Re: Acquisition Proposal

On behalf of Sun Pharmaceutical Industries Ltd. and its affiliates (collectively, “Sun Pharma”), we are pleased to submit this proposal to acquire all the outstanding shares in Taro not currently held by Sun Pharma (the “Transaction”), as further detailed below.

We would propose to effect the Transaction at a price of US $24.50 per Taro share, payable in cash (the “Purchase Price”). The Purchase Price represents a company valuation of approximately US $1.09 billion for Taro. The Purchase Price further represents a premium of 25.96% over Taro’s closing price on October 17, 2011, a 23.80% premium over Taro’s average closing price in the last 60 days and more than three times the price paid for Taro shares in the tender offer that ended on September 14, 2010 and a compelling liquidity opportunity for Taro’s shareholders. Our proposal is not subject to any financing condition.

We believe that the Transaction is beneficial both for Taro as well as its public shareholders and would welcome the opportunity to present our rationale for the Transaction to Taro’s Board or, should Taro set up an independent committee to review the Transaction on behalf of Taro, such committee, and to discuss this proposal with you at greater length and to answer any questions that you or your advisers may have.

We would expect to structure the Transaction as a statutory reverse triangular merger under the Israeli Companies Law, with the intent of executing a definitive merger agreement containing customary representations, warranties, covenants and closing conditions, as promptly as practicable. We expect the Transaction to close within 30 days of the receipt of the requisite shareholder approval of Taro, subject to satisfaction of the other usual and customary closing conditions.

We are highly interested in pursuing this Transaction on an expedited timetable, and look forward to working with you to document the Transaction. We appreciate receiving your response to our proposal as soon as reasonably possible. Sun Pharma will be amending its Schedule 13D to reflect this proposal.  Please be advised that Sun Pharma has no intention to sell any of the shares of Taro held by it to any third party.

Registered Office : SPARC, Tandalja, Vadodara – 390 020 India.
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.

This letter is a non-binding proposal and no party shall have any obligation to enter into any agreement or consummate any transaction until a definitive written agreement is executed by both parties. This letter does not constitute a binding agreement or undertaking, and it shall not impose any legal obligation to proceed with or consummate the proposed Transaction or to enter into any agreement with respect thereto, and failure to consummate the proposed Transaction for any reason whatsoever shall not give rise to any liability.

We sincerely hope that you will see the enormous benefits of the proposed transaction to Taro and its shareholders and that you will support a combination of our two companies.  We look forward to hearing from you.

Sincerely,

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip Shanghvi
Name:	Dilip Shanghvi
Title:	Chairman & Managing Director

Registered Office : SPARC, Tandalja, Vadodara – 390 020 India.
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.